Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of NextNRG, Inc. (the “Company”), expected to be filed on or about April 7, 2025, of our audit report dated March 27, 2025, with respect to the consolidated balance sheet of NextNRG, Inc. and its subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ M&K CPAs, PLLC

M&K CPAs, PLLC
We have served as the Company’s auditor since 2020.
Houston, TX
April 7, 2025
PCAOB2738